

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Garth Likes
Chief Executive Officer
Cyplasin Biomedical Ltd.
Advanced Technology Center
9650 – 20th Avenue,
Suite 131
Edmonton, AB T6N 1G1
Canada

> Re: **Cyplasin Biomedical Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed May 18, 2010**
> **File No. 000-52057**

Dear Mr. Likes:

We have reviewed your February 8, 2011 response to our January 25, 2011 comment letter and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2010

General

1. We note that you have filed the agreements requested by our prior comment 2 in a Form 8-K filed February 8, 2011; however, it appears that you have omitted Appendix E and Schedules 2 and 3 to the Asset Assignment Agreement with C-Virionics Corporation entered into December 29, 2009, filed as Exhibit 10.5. Please refile the agreement including all appendices and schedules. Also, please confirm that your next Form 10-K will incorporate by reference all material agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director